January 26, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File Nos. 333-262101; 811- 23774

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Cantor Select Portfolios Trust (the "Trust"), pursuant to: (i) the Securities Act of 1933 and Rule 485(b) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find Post-Effective Amendment No. 9 to the Registration Statement of the Trust (the “Amendment”).

This Amendment is being filed for the purpose of responding to staff comments for the Cantor Fitzgerald Equity Dividend Plus Fund (formerly, Cantor FBP Equity & Dividend Plus Fund) and updating the financial information and making certain other minor and conforming changes for each series of the Trust. In accordance with Rule 485(b)(4) under the Securities Act of 1933, we represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions concerning this filing, please contact Tanya Boyle at 678-553-2432.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP